UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A [Rule 13d-101]
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 12) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Embotelladora Andina S.A.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
None *
(CUSIP Number)
* CUSIP number for American Depositary Shares representing
Series A Common Stock is
29081P 20 4
CUSIP number for American Depositary Shares representing
Series B Common Stock is
29081P 30 3

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA COMPANY 58-0628465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA EXPORT CORPORATION 13-1525101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT
SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA INTERAMERICAN CORPORATION 13-1940209
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Attachment A)
	8	SHARED VOTING POWER None (See Attachment A)
	9	SOLE DISPOSITIVE POWER None (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* OO (limited liability company)

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT
SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA DE CHILE S.A. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

ATTACHMENT A

Coca-Cola de Chile S.A. (“CC Chile”) owns directly 67,938,179 shares of Series A Common Stock, no par value (“Series A Stock”), and 67,938,179 shares of Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A. (“Andina”). Of such shares, 27,385,377 shares of Series A Stock and 27,385,377 shares of Series B Stock of Andina were owned directly by Coca-Cola Interamerican Corporation until December 26, 2012, when they were transferred to CC Chile in an intercompany transfer between wholly owned subsidiaries of The Coca-Cola Company.

Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.) (“CC Argentina”) owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina.

CC Chile and CC Argentina are direct subsidiaries of The Coca‑Cola Export Corporation; and The Coca-Cola Export Corporation and Coca‑Cola Interamerican Corporation are direct wholly owned subsidiaries of The Coca‑Cola Company.

ATTACHMENT B

The reporting persons have been informed by Andina that a total of 473,289,368 shares of Series A Stock and a total of 473,289,368 shares of Series B Stock were outstanding as of December 26, 2012.

AMENDMENT NO. 12
TO
STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

This Amendment No. 12 amends and supplements the original Schedule 13D filed on September 16, 1996 by The Coca-Cola Company and certain of its subsidiaries, as amended by Amendments No. 1 through No. 11 (as further amended by this Amendment No. 12, the “Schedule 13D”).

In addition to reporting the intercompany transaction described in Item 4, this Amendment No. 12 corrects the number of shares reported as beneficially owned by the Reporting Persons (as defined below). In Amendment No. 11, filed on October 5, 2012, the number of shares of Series A Common Stock, no par value (“Series A Stock”), and Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A.
(“Andina”) owned directly by Interamerican (as defined below) and indirectly by the Reporting Persons was overstated by 3 shares each as a result of a rounding error in the calculation of the shares received by Interamerican in the merger between Andina and Embotelladoras Coca-Cola Polar S.A. described in Amendment No. 11.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca‑Cola Company (“KO”), KO's direct wholly owned subsidiaries Coca‑Cola Interamerican Corporation (“Interamerican”) and The Coca‑Cola Export Corporation (“Export”), each of which companies is a Delaware corporation having its principal executive offices at One Coca‑Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676‑2121; and by KO's indirect wholly owned subsidiaries Coca-Cola de Chile S.A. (“CC Chile”), a company organized under the laws of the Republic of Chile having its principal executive offices at Av. Presidente Kennedy 5757, Piso 12, Las Condes, Santiago, Chile, telephone 56 2 426 3000, and Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca‑Cola de Argentina S.A.) (“CC Argentina”), a limited liability company organized under the laws of the Republic of Argentina having its principal executive offices at Paraguay 733, 1057, Buenos Aires, Argentina, telephone 541‑319‑2000 (CC Argentina, CC Chile, Export, Interamerican and KO are herein collectively referred to as the “Reporting Persons”).

KO is the world's largest beverage company. KO owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages, but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. KO owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing KO's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following:

On December 26, 2012, CC Chile acquired 27,385,377 shares of Series A Stock and 27,385,377 shares of Series B Stock of Andina from Interamerican in an intercompany transfer between wholly owned subsidiaries of KO.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

On December 26, 2012, Interamerican transferred 27,385,377 shares of Series A Stock and 27,385,377 shares of Series B Stock of Andina to CC Chile. The purpose of the transaction was to streamline the structure of KO's shareholding in Andina.

KO invests in bottling operations such as Andina in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Andina. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Andina or its subsidiaries, which could include, without limitation:

(i)    the possible acquisition of additional securities of Andina, or the disposition of securities of Andina;

(ii)
possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Andina or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(iii)
the possible acquisition by Andina or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Andina or its subsidiaries.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

CC Chile owns directly 67,938,179 shares of Series A Stock and 67,938,179 shares of Series B Stock of Andina; and CC Argentina owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina. CC Chile and CC Argentina are direct subsidiaries of Export, which in turn is a direct subsidiary of KO. Thus, KO, Export, CC Chile and CC Argentina collectively beneficially own and have sole voting and dispositive power over an aggregate of 69,348,241 shares of Series A Stock and 69,348,241 shares of Series B Stock, representing 14.7% of the outstanding Series A Stock and 14.7% of the outstanding Series B Stock of Andina, respectively. (See also Attachment A.)

Interamerican ceased to be the beneficial owner of any shares of Series A Stock or Series B Stock on December 26, 2012, when such shares were transferred to CC Chile in an intercompany transaction between KO wholly owned subsidiaries. Accordingly, Interamerican is no longer a Reporting Person for purposes of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

As previously reported in Amendment No. 10 and Amendment No. 11, Interamerican, CC Chile and CC Argentina (the “KO Shareholders”); Freire and Los Aromos Limitada (the “Majority Shareholders”); and the following individuals who are beneficial owners of the Majority Shareholders: José Said Saffie, José Antonio Garcés Silva (senior), Gonzalo Said Handal, Alberto Hurtado Fuenzalida, Patricia Claro Marchant, María Soledad Chadwick Claro, Eduardo Chadwick Claro, María Carolina Chadwick Claro and María de la Luz Chadwick Hurtado (such individuals are collectively referred to as the “Majority Shareholders Partners”), entered into an Amended and Restated Shareholders' Agreement dated as of June 25, 2012, amended as of August 31, 2012 (the “Restated Shareholders' Agreement”) providing, among other things, for certain restrictions on the transfer, rights of first refusal, rights of first offer, put rights and preemptive rights with respect to shares of Andina capital stock and for certain corporate governance matters. Certain of the terms of the Restated Shareholders' Agreement are described in Amendment No. 10.

As previously reported in Amendment No. 11, pursuant to letters dated October 1, 2012, the following corporations spun-off from Freire One: Inversiones Freire Alfa S.A., Inversiones Freire Beta S.A., Inversiones Freire Gamma S.A. and Inversiones Freire Delta S.A., and the following corporations spun-off from Freire Two: Inversiones Freire Dos Alfa S.A., Inversiones Freire, Dos Beta S.A., Inversiones Freire Dos Gamma S.A. and Inversiones Freire Dos Delta S.A., became members of the Freire Group under the Restated Shareholders' Agreement.

In addition, on December 26, 2012, Interamerican and CC Chile gave notice to the rest of the parties to the Restated Shareholders' Agreement that on that same date Interamerican transferred to CC Chile all of its shares subject to the Restated Shareholders' Agreement pursuant to a permitted transfer under the Restated Shareholders' Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2012	THE COCA-COLA COMPANY By: /s/ Bernhard Goepelt_______________________ Name:Bernhard Goepelt Title:Senior Vice President, General Counsel and Chief Legal Counsel:
Date: December 28, 2012	THE COCA-COLA EXPORT CORPORATION By: /s/ Bernhard Goepelt_______________________ Name: Bernhard Goepelt Title: Vice President and General Counsel
Date: December 28, 2012	COCA-COLA INTERAMERICAN CORPORATION By: _/s/ William D. Hawkins III__________________ Name: William D. Hawkins III Title:Vice President and General Counsel
Date: December 28, 2012	COCA-COLA DE CHILE S.A. By: /s/ Francisco Crespo________________________ Name: Francisco Crespo Title: Director
Date: December 28, 2012	SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. By: /s/ Francisco Crespo________________________ Name: Francisco Crespo Title: Manager

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons